

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop: 3628

March 24, 2016

Via E-mail
David Traitel
Chief Executive Officer
Ladder Capital Commercial Mortgage Securities LLC
345 Park Avenue
8th Floor
New York, New York 10154

> **Re:** **Ladder Capital Commercial Mortgage Securities LLC**
> **Registration Statement on Form SF-3**
> **Filed February 26, 2016**
> **File No. 333-209731**

Dear Mr. Traitel:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

2. Please file the remainder of your required exhibits with your next amendment, including the form of transaction agreements. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Form of Prospectus

Cover Page

3. We note your statement here that "[c]redit enhancement will be provided [solely] by certain classes of subordinate certificates" and your placeholder to identify other credit enhancement, if applicable. However, your disclosure on page 35 states that "[o]ther than the subordination of certain classes of certificates… no other form of credit enhancement will be available." Please reconcile these statements.

4. We also note your bracketed disclosure on page 46 and elsewhere throughout your prospectus regarding a possible interest rate or currency swap. Please include a placeholder on the cover page of the prospectus for a brief description of the swap contract and the identity of the swap counterparty. Refer to Item 1102(h) of Regulation AB.

[Swap Counterparty, page 25

5. Please revise your bracketed disclosure to state that you will provide the disclosure required by Item 1115 of Regulation AB, rather than Item 1114 of Regulation AB, as Item 1115 contains the disclosure requirements applicable to the contemplated derivative agreements.

Risk Factors, page 49

6. Please confirm that the prospectus for each takedown will include only those risk factors that are applicable to the transaction and that such risk factors will be limited to only the most significant risks.

7. It appears that some of your risk factors are general statements of fact, rather than a discussion of the risks associated with your offering. Your Risk Factors section should be a discussion of the most significant factors that make your offering speculative or risky and you should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497. As an example only, consider the risk factor, "Potential Conflicts of Interest of the Master Servicer and the Special Servicer" on page 95. It is unclear from this statement what the risk to the investor is. Please revise your risk factors as necessary to provide the context needed to understand the risks disclosed. See Item 503(c) of Regulation S-K.

Limited Information Causes Uncertainty, page 77

8. We note that your discussion that additional ongoing information may not be available through any other source and that the limited nature of available information may adversely affect liquidity. It is unclear what you mean by additional information and why

the absence of that information would make your offering speculative or risky. Please revise.

The Mortgage Loans Have Not Been Reviewed or Re-Underwritten by Us, page 79

9. We note your statement that you have not conducted a review or re-underwriting of the mortgage loans. We note the description of a review on page 169. Please revise either the disclosure that begins on page 169 or the risk factor to reconcile the disclosure about the review that will be conducted.

Static Pool Data Would Not Be Indicative of the Performance of this Pool, page 79

10. We note that you do not intend to provide static pool data. It is unclear why you have included a risk factor describing factors an investor should take into account when reviewing static pool information. It appears that this risk factor does not describe a risk related to your offering and should be deleted. If you believe, however, that investors should review static pool data subject to these factors, then please revise to provide the static pool information.

Sponsors May Not Make Required Repurchases or Substitutions…, page 114

11. Please revise this risk factor to include a discussion of the risk disclosed on page 169 that Ladder Capital Finance ("LCF") has limited assets and may not have the financial ability to fulfill its repurchase or substitution obligation. We also note your bracketed disclosure on page 177 indicating that you will provide information about the sponsor's financial condition pursuant to Item 1104(f) of Regulation AB. Please include cross-references to the disclosure provided in both sections.

Sellers of the Mortgage Loans, page 118

12. We note your disclosure that "a Mortgage Loan will be considered secured by a multifamily property or properties if each multifamily property consists of a single parcel or two or more contiguous or non-contiguous parcels that have an aggregate of five or more residential rental units that are collectively managed and operated." This suggests that loans that would not satisfy the definition of "commercial real estate loan" under Regulation RR, such as the loans found in single-family rental securitizations, could be included in the asset pool. Please confirm that, if such loans are included in the asset pool, the sponsor will hold risk retention pursuant to Rule 4 of Regulation RR (standard risk retention), rather than through a third-party purchaser pursuant to Rule 7 of Regulation RR or revise your disclosure to make clear that single-family rental loans will not be included in the asset pool.

Delinquency Information, page 145

13. We note that the asset pool may include Mortgage Loans that are delinquent. Please confirm that delinquent assets will not constitute 20% or more of the asset pool on the date of any issuance of certificates under this form of prospectus. See General Instruction I.B.1(e) of Form SF-3.

14. We note that you have bracketed the entirety of your delinquency information disclosure. Please revise to remove the brackets around the delinquency methodology or tell us why the delinquency methodology is subject to change. See Item 1100(b)(5) of Regulation AB.

The Depositor, page 177

15. We also note your disclosure on page 169 that you have engaged certain third parties to perform due diligence for the asset pool. Accordingly, please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you, or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. See Section II.H.1 of the Nationally Recognized Statistical Rating Organizations, SEC Release No. 34-72936 (Aug. 27, 2014).

The Master Servicer, page 180

16. Please confirm that, for each servicer contemplated by your form of prospectus, you will provide information regarding the servicer's financial condition to the extent that there is a material risk that the effect on one or more aspects of servicing resulting from such financial condition could have a material impact on pool performance or performance of the certificated. See Item 1108(b)(4) of Regulation AB.

[Credit Risk Retention], page 184

17. Please include a placeholder or confirm that the sponsor intends to provide the required post-closing disclosure in accordance with the risk retention requirements, including where such disclosure will be found. See Rule 4(c)(1)(ii) and (c)(2)(ii) of Regulation RR.

Book-Entry Registration, page 223

18. We note your disclosure on page 225 that Certificate Owners will be entitled to receive or have access to notices and information and to exercise certain rights as holders of beneficial interests in the certificates through the certificate administrator and the trustee to the extent described in certain enumerated sections of your prospectus. One of the listed sections is "Limitation of Rights of Certificateholders to Institute a Proceeding," on

page 320 of your form of prospectus, which states that Certificateholders must meet a percentage threshold and provide satisfactory indemnification to institute any proceedings with respect to the PSA or certificates or to require the trustee to act. It is unclear what effect the exception on page 225 is intended to have on the rights of beneficial owners to invoke their rights under the PSA. For example, it is unclear if the stated exception is intended to state that Certificate Owners may exercise their rights under the PSA and the certificates subject to the conditions set forth on page 320. If this is the case, please revise your disclosure and your transaction documents as necessary to state that the percentage threshold and indemnity conditions are not applicable to the Certificate Owners' ability to exercise their rights pursuant to the investor communication, asset representations review, and dispute resolution shelf-eligibility requirements in General Instruction I.B.1(b), (c), and (d) of Form SF-3. Alternatively, please advise.

Asset Review Trigger, page 296

19. We note your bracketed disclosure that an Asset Review Trigger will occur when the aggregate outstanding principal balance of the Delinquent Loans at the end of a Collection Period is equal to or greater than "[__]% of the Cut-off Date Balance…" We also note, however, that you define "Cut-off Date Balance" on page 120 as "the unpaid principal balance of that Mortgage Loan or Companion Loan, as of the Cut-off Date, after application of all payments due on or before that date, whether or not received." The delinquency prong of the Asset Review Provision contained in General Instruction I.B.1(b) of Form SF-3 requires that the delinquency threshold be calculated as a percentage of the aggregate dollar amount of delinquent assets the pool to the aggregate dollar amount of all the assets in that pool, *measured as of the end of the reporting period*. Additionally, the calculation should only reflect actual balances of the loans, not balances that assume scheduled payments. See Section V.B.3(a)(2)(c)(i)(a) of Asset-Backed Securities Disclosure and Registration, SEC Release No. 33-9638 (Sept. 24, 2014) (the "2014 Regulation AB II Adopting Release"). Accordingly, this trigger does not appear to be in compliance with the asset representations review shelf-eligibility provision. Please remove or revise, both here and throughout your transaction documents as applicable, to comply with the shelf requirement.

20. If you choose to revise the above delinquency trigger, please also revise your disclosure to include a description of how the delinquency trigger was determined to be appropriate. See Item 1113(a)(7)(i) of Regulation AB.

Asset Review, page 298

21. We note your disclosure that once an Asset Review of a Mortgage Loan is completed, no further Asset Review will be required of that Mortgage Loan. To the extent an asset representations review was conducted previously with respect to a Mortgage Loan, we do not object if such loan is not included in any further asset representations reviews, unless

either such loan is the subject of a representation or warranty as of a date after the completion of the prior ARR or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Regulation AB II Adopting Release. Please also revise your transaction documents where appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kayla Roberts at (202) 551-3490 or me at (202) 551-3313 with any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine S. Bancroft
Senior Special Counsel
Office of Structured Finance

cc: Anna Glick, Cadwalader, Wickersham & Taft LLP
        Jeffrey Rotblat, Cadwalader, Wickersham & Taft LLP